Exhibit 99.1

TRINITY BIOTECH PLC
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2022
U.S. DOLLARS IN THOUSANDS
UNAUDITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2022 AND DECEMBER 31, 2021

	Notes	At June 30 2022 US$‘000	At December 31 2021 US$‘000
		(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment		6,261	5,918
Goodwill and intangible assets	7	38,743	35,981
Deferred tax assets		4,553	4,101
Derivative financial asset	11	140	-
Other assets		207	207

Total non-current assets		49,904	46,207

Current assets
Inventories	9	29,109	29,123
Trade and other receivables		15,913	16,116
Income tax receivable		1,762	1,539
Cash and cash equivalents		10,453	25,910

Total current assets		57,237	72,688

TOTAL ASSETS	3	107,141	118,895

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	12	1,963	1,213
Share premium	12	53,297	16,187
Treasury shares	12	(24,922)	(24,922)
Accumulated (deficit)/surplus		(9,103)	12,559
Translation reserve		(5,439)	(5,379)
Other reserves		23	23

Total equity/(deficit)		15,819	(319)

Current liabilities
Income tax payable		21	22
Trade and other payables		11,782	15,127
Exchangeable notes	11	210	83,312
Provisions		50	50
Lease liabilities		1,818	1,980

Total current liabilities		13,881	100,491

Non-current liabilities
Senior secured term loan	11	43,990	-
Convertible loan note	11	13,372	-
Derivative financial liabilities	11	2,002	-
Lease liabilities		12,723	13,865
Deferred tax liabilities		5,354	4,858

Total non-current liabilities		77,441	18,723

TOTAL LIABILITIES	3	91,322	119,214

TOTAL EQUITY AND LIABILITIES		107,141	118,895

F - 2

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Notes	Six-month period ended June 30, 2022 Total US$‘000	Six-month period ended June 30, 2021 Total US$‘000
Revenues	3	37,240	51,437
Cost of sales		(23,443)	(29,497)

Gross profit		13,797	21,940
Other operating income	4	1	2,907
Research and development expenses		(1,949)	(2,493)
Selling, general and administrative expenses		(13,190)	(12,990)
Impairment charges	6	(519)	(6,068)

Operating profit/(loss)		(1,860)	3,296
Financial income	5	-	1,019
Financial expenses	5	(20,303)	(2,736)

Net financing expense		(20,303)	(1,717)

Profit/(loss) before tax		(22,163)	1,579
Total income tax credit/(expense)	3	180	(760)

Profit/(loss) for the period on continuing operations	3	(21,983)	819

Profit/(loss) for the period on discontinued operations		(2)	-

Profit/(loss) for the period (all attributable to owners of the parent)	3	(21,985)	819

Basic earnings/(loss) per ADS (US Dollars)	8	(0.75)	0.04
Diluted earnings/(loss) per ADS (US Dollars)	8	(0.75)	0.04

Basic earnings/(loss) per ‘A’ ordinary share (US Dollars)	8	(0.19)	0.01
Diluted earnings/(loss) per ‘A’ ordinary share (US Dollars)	8	(0.19)	0.01

F - 3

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Notes	Six-month period ended June 30, 2022 Total US$‘000	Six-month period ended June 30, 2021 Total US$‘000
Profit/(loss) for the period		(21,985)	819
Other comprehensive income/(loss)
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(60)	203

Other comprehensive income/(loss)		(60)	203

Total Comprehensive Profit/(loss) (all attributable to owners of the parent)		(22,045)	1,022

F - 4

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Hedging reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2021	1,213	16,187	(24,922)	(5,293)	23	10,573	(2,219)
Profit for the period	-	-	-	-	-	819	819
Other comprehensive income	-	-	-	203	-	-	203

Total comprehensive profit	-	-	-	203	-	819	1,022
Share-based payments	-	-	-	-	-	701	701

Balance at June 30, 2021	1,213	16,187	(24,922)	(5,090)	23	12,093	(496)

Balance at January 1, 2022	1,213	16,187	(24,922)	(5,379)	23	12,559	(319)
Loss for the period	-	-	-	-	-	(21,985)	(21,985)
Other comprehensive loss	-	-	-	(60)	-	-	(60)

Total comprehensive loss	-	-	-	(60)	-	(21,985)	(22,045)

Shares issued during the period	750	37,110	-	-	-	-	37,860
Share-based payments	-	-	-	-	-	323	323

Balance at June 30, 2022	1,963	53,297	(24,922)	(5,439)	23	(9,103)	15,819

F - 5

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Notes	Six-month period ended June 30, 2022 US$‘000	Six-month period ended June 30, 2021 US$‘000
Cash flows from operating activities
Profit/(loss) for the period		(21,985)	819
Adjustments to reconcile net profit/(loss) to cash provided by operating activities:
Depreciation		479	1,136
Amortisation	7	442	458
Income tax (credit)/expense		(180)	760
Financial income	5	-	(1,019)
Financial expense	5	20,303	2,736
Share-based payments		319	693
Foreign exchange gains on operating cash flows		(149)	(67)
Impairment of prepayments	6	482	277
Impairment of property, plant and equipment	6	37	1,938
Impairment of intangible assets	6	-	3,853
Other non-cash items		305	(3,144)
Operating cash flows before changes in working capital		53	8,440
Net movement on working capital		(3,481)	(1,326)

Cash (used)/generated from operations		(3,428)	7,114
Interest paid		(3)	(25)
Interest received		2	2
Income taxes received		1	120

Net cash (used)/generated by operating activities		(3,428)	7,211

Cash flows from investing activities
Payments to acquire intangible assets		(3,211)	(3,288)
Acquisition of property, plant and equipment		(305)	(969)

Net cash used in investing activities		(3,516)	(4,257)

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	12	25,019	-
Net proceeds from new senior secured term loan	11	80,014	-
Proceeds for convertible note issued	11	20,000
Expenses paid in connection with debt financing		(2,356)	-
Repayment of senior secured term loan	11	(34,500)	-
Penalty for early settlement of term loan	11	(3,450)	-
Purchase of exchangeable notes	11	(86,730)	-
Interest paid on senior secured term loan	5	(3,706)	-
Interest paid on convertible note	5	(49)	-
Proceeds from Paycheck Protection loans		-	1,764
Interest payment on exchangeable notes	5	(1,289)	(1,998)
Payment of lease liabilities		(1,500)	(1,472)

Net cash used in financing activities		(8,547)	(1,706)

(Decrease)/increase in cash and cash equivalents and short-term investments		(15,491)	1,248
Effects of exchange rate movements on cash held		34	43
Cash and cash equivalents and short-term investments at beginning of period		25,910	27,327

Cash and cash equivalents and short-term investments at end of period		10,453	28,618

F - 6

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

1.	GENERAL INFORMATION

Trinity Biotech plc (the “Company”) was founded in 1992 and listed on the NASDAQ Stock Market shortly after its formation. Through a combination of sustained, organic growth and an acquisition-led strategy, the Company has assembled an impressive product portfolio and achieved the highest standards of excellence in developing, manufacturing and marketing medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. Trinity Biotech is a significant provider of raw materials to the life sciences and research industries globally. The Company also operates a licensed reference laboratory that specializes in diagnostics for autoimmune diseases.

References in these Consolidated Condensed Interim Financial Statements to "Trinity Biotech" and the “Group” refer to Trinity Biotech plc and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021, filed with the SEC on Form 20-F.

These Condensed Consolidated Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 15, 2022.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2021. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

None of the accounting pronouncements applicable after December 31, 2021 and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or the results of its operations.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

3.	SEGMENT INFORMATION

The Group comprises two main geographical segments (i) the Americas and (ii) Rest of World. The Group’s geographical segments are determined by the location of the Group’s assets and operations. The Group has also presented a geographical analysis of the segmental data for Ireland as is consistent with the information used by the Board of Directors.

The reportable operating segments derive their revenue primarily from one source (i.e. the market for diagnostic tests for a range of diseases and other medical conditions). In determining the nature of its segmentation, the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products. The Group’s products are sold to a similar customer base and the main body whose regulation the Group’s products must comply with is the Food and Drug Administration (“FDA”) in the US.

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by major product group was as follows:

	Six-month period ended
Revenue	June 30, 2022 US$‘000	June 30, 2021 US$‘000
Clinical laboratory goods	29,534	43,509
Clinical laboratory services	3,702	4,082
Point-of-Care products	4,004	3,846

	37,240	51,437

ii)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Six-month period ended June 30, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	(388)	(259)	(5)	(652)
Impairment	(519)	-	-	(519)

Result after impairment	(907)	(259)	(5)	(1,171)
Unallocated expenses *				(689)

Operating loss				(1,860)
Net financing expense				(20,303)

Loss before tax				(22,163)
Income tax credit				180

Loss for the period on continuing operations				(21,983)
Loss for the period on discontinued operations				(2)

Loss for the six-month period				(21,985)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

3.	SEGMENT INFORMATION (CONTINUED)

The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Six-month period ended June 30, 2021	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	7,658	2,340	(50)	9,948
Impairment	(5,212)	(856)	-	(6,068)

Result after impairment	2,446	1,484	(50)	3,880
Unallocated expenses *				(584)

Operating profit				3,296
Net financing expense				(1,717)

Profit before tax				1,579
Income tax charge				(760)

Profit for the period on continuing operations				819
Profit for the period on discontinued operations				-

Profit for the six-month period				819

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

iii)	The distribution of segment assets and liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at June 30, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	47,835	42,513	25	90,373
Unallocated assets:
Income tax assets (current and deferred)				6,315
Cash and cash equivalents and short-term investments				10,453

Total assets as reported in the Statement of Financial Position				107,141

Segment liabilities	58,462	27,155	330	85,947
Unallocated liabilities:
Income tax liabilities (current and deferred)				5,375

Total liabilities as reported in the Statement of Financial Position				91,322

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

3.	SEGMENT INFORMATION (CONTINUED)
		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	45,891	41,453	1	87,345
Unallocated assets:
Income tax assets (current and deferred)				5,640
Cash and cash equivalents and short-term investments				25,910

Total assets as reported in the Statement of Financial Position				118,895

Segment liabilities	12,382	101,927	25	114,334
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,880

Total liabilities as reported in the Statement of Financial Position				119,214

4.          OTHER OPERATING INCOME

	June 30, 2022 US$‘000	June 30, 2021 US$‘000
Government supports - COVID-19	-	2,906
Rental income from premises	1	1

	1	2,907

Government supports - COVID-19 consists of funding received under the U.S. Cares Act, specifically its Paycheck Protection Program (“PPP). No income was recognised for PPP loans in the six-months ended June 30, 2022 as all PPP loans previously received under the program were forgiven and recognized in the Consolidated Statement of Operations in prior periods. In H1, 2021 income of US$2,906,000 for PPP loans was recognised.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

5.	FINANCIAL INCOME AND EXPENSES

	Six month period ended
	June 30, 2022 US$‘000	June 30, 2021 US$‘000
Financial income:
Fair value adjustments of derivative financial instruments	-	1,017
Interest income	-	2
	-	1,019

Financial expense:
Interest on leases	(330)	(415)
Penalty for early repayment of senior secured term loan (Note 11)	(3,450)	-
Loss on disposal of exchangeable notes (Note 11)	(9,678)	-
Cash interest on convertible & exchangeable notes	(341)	(1,998)
Cash interest on senior secured term loan (Note 11)	(3,647)	-
Accretion interest on convertible & exchangeable notes (Note 11)	(204)	(323)
Accretion on senior secured term loan (Note 11)	(2,461)	-
Fair value adjustments of derivative financial instruments (Note 11)	(192)	-
	(20,303)	(2,736)
Net Financing Expense	(20,303)	(1,717)

6.	IMPAIRMENT CHARGES

In accordance with IAS 36, Impairment of Assets, the Group carried out an impairment review of the asset valuations as at June 30, 2022. The impact of the impairments on the statement of operations for the six-month period ended June 30, 2022 was as follows:

	Six month period ended
	June 30, 2022	June 30, 2021
	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E	37	1,938
Impairment of goodwill and other intangible assets	-	3,853
Impairment of prepayments	482	277

Total impairment loss	519	6,068

The Group recognised an impairment loss of US$519,000 in the six-month period ended June 30, 2022 (six months ended June 30, 2021: US$6,068,000). In accordance with IAS 36, Impairment of Assets, the Group carries out periodic impairment reviews of its asset carrying values. There are a number of factors taken into account in calculating the impairment, including the Company’s period-end share price, calculation of the cost of capital, and future projected cash flows for individual cash-generating units in the business. In addition, the Group examines individual development project assets for indicators of impairment.

The impairment test performed as at June 30, 2022 identified an impairment loss in two cash generating units (“CGUs”), namely Biopool US Inc and Trinity Biotech Do Brasil.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

7.	GOODWILL AND INTANGIBLE ASSETS

	June 30, 2022	December 31, 2021
	US$000	US$000
Cost
Goodwill	79,182	79,182
Development costs	124,310	121,173
Patents and licenses	8,718	8,707
Other	33,254	33,198
Total cost	245,464	242,260
Less accumulated amortization and impairment	(206,721)	(206,279)
Carrying amount	38,743	35,981

The increase in gross intangible assets during the six-month period ended June 30, 2022 of US$3,204,000 is due to capital expenditures of US$3,219,000 (six-months ended June 30, 2021: US$3,294,000) offset by foreign exchange differences of US$15,000 (six-months ended June 30, 2021: US$25,000).

8.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per ordinary share

Basic earnings/(loss) per ordinary share for the Group is computed by dividing the loss after taxation of US$21,985,000 (2021: Profit of US$819,000) for the six-month period ended June 30, 2022 by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares.

The basic weighted average number of ordinary shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	June 30, 2022	June 30, 2021
Basic earnings per share denominator	117,158,466	83,606,810

Potentially Dilutive Instruments:
Issuable on conversion of Exchangeable notes	2,858,707	18,263,254
Issuable on conversion of Convertible note	7,912,148	-
Issuable on exercise of options	1,290,542	6,162,708
Issuable on exercise of warrants	8,508,287	-
Diluted earnings per share denominator	137,728,150	108,032,772

Diluted earnings per ordinary share

Diluted earnings per share is computed by dividing the adjusted profit or loss attributable to ordinary equity holders of the parent entity, and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares.

In the six months ended June 30, 2022 and June 30, 2021, issuances of ordinary shares under the Potentially Dilutive Instruments were anti-dilutive as their conversion to ordinary shares would not increase loss per share.

The profit/(loss) after tax for the period may be reconciled to the amount that would be used in the diluted earnings per ordinary share calculation if the potentially dilutive instruments were not anti-dilutive as follows:

	June 30, 2022 US$’000	June 30, 2021 US$‘000
Profit/(loss) after tax for the period	(21,985)	819
Fair value adjustments of derivative financial instruments related to Exchangeable Notes	-	(1,017)
Fair value adjustments of derivative financial instruments related to warrants	130	-
Cash interest expense for Exchangeable notes	292	1,998
Accretion interest on Exchangeable notes	84	323
Accretion interest on Convertible note	120	-
Cash interest expense for Convertible note	49	-
Adjusted profit/(loss) after tax	(21,310)	2,123

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

9.	INVENTORIES

	June 30, 2022	December 31, 2021
	US$‘000	US$‘000
Raw materials and consumables	13,954	13,650
Work-in-progress	4,455	5,546
Finished goods	10,700	9,927

	29,109	29,123

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories does not differ from cost. Total inventories for the Group are shown net of provisions of US$12,698,000 (2021: US$12,063,000).

10.	SHARE OPTIONS AND SHARE WARRANTS

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 17,314,672 ‘A’ Ordinary Shares (4,328,668 ADS’s) were outstanding at June 30, 2022. Under these Plans, options are granted to officers, employees and consultants of the Group typically at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below. The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2021	19,485,990	0.79	0.19 –4.36
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-

Outstanding at June 30, 2021	19,485,990	0.79	0.19 –4.36

Exercisable at June 30, 2021	12,666,00	0.96	0.19 –4.36

Outstanding January 1, 2022	18,727,990	0.78	0.19 –4.36
Granted	1,400,000	0.27	0.27-0.27
Exercised	(2,733,328)	0.19	0.19-0.19
Forfeited	(79,990)	3.80	2.71-4.36

Outstanding at June 30, 2022	17,314,672	0.82	0.19 –4.36

Exercisable at June 30, 2022	13,071,388	0.70	0.19 –4.36

The total share-based payments charge for the six months ended June 30, 2022 was US$323,000 (six months ended June 30, 2021: US$701,000). However, a total of US$4,000 (six months ended June 30, 2021: US$8,000) of share-based payments was capitalised in intangible development project assets during the period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

10.	SHARE OPTIONS AND SHARE WARRANTS (continued)

Warrants

There is a warrant to purchase 10,000,000 ‘A’ Ordinary Shares (2,500,000 ADS’s) outstanding at June 30, 2022. The per ADS exercise price of the warrant is US$1.30. Perceptive Credit Holdings (“Perceptive”) acquired the warrant on January 27, 2022 pursuant to the terms of a credit agreement between the Company and its subsidiaries and Perceptive dated December 15, 2021. The warrant expires on January 27, 2029. For more information relating to the accounting treatment for the warrant, refer to Note 11.

11.	BORROWINGS

In January 2022, the Company retired approximately US$99.7 million of the Exchangeable Notes as part of a debt re-financing. This represented approximately 99.7% of the total Exchangeable Notes. Consideration was in cash and an issue of ‘A’ Ordinary shares. The cash paid was US$86.73 million with each holder that was party to the agreement receiving US$0.87 of cash per US$1 nominal value of the Exchangeable Notes. The shares consideration was 5,333,000 ADSs (21,332,000 ‘A’ Ordinary shares) representing the equivalent of US$0.08 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 9, 2021, discounted by 13%) per US$1 nominal value of the Exchangeable Notes, as partial consideration for the exchange of the Exchangeable Notes. The shares consideration is valued at US$6.13 million based on market price on the date of issue.

The Exchangeable Notes were treated as a host debt instrument under IFRS with embedded derivatives attached. The embedded derivatives related to a number of put and call options which were measured at fair value in the Income Statement. On initial recognition in 2015, the host debt instrument was recognised at the residual value of the total net proceeds of the note issue less fair value of the embedded derivatives. Subsequently, the host debt instrument was measured at amortised cost using the effective interest rate method.

At date of disposal, the carrying value of the extinguished Exchangeable Notes was US$83.2m. As the IFRS measure of consideration was higher by US$9.7 million, the resulting loss on disposal was recorded as a financial expense in the period ended June 30, 2022. The remaining nominal value of the Exchangeable Notes at June 30, 2022 is US$210,000 and this is shown within Current Liabilities.

The movement in the Exchangeable Notes balance was as follows:

	Six-month period ended June 30, 2022	Year ended December 31, 2021
	US$000	US$000
Balance at January 1	(83,312)	(82,664)
Accretion interest	(83)	(648)
Repaid to Note holders	86,730	0
Shares issued to Note holders as consideration	6,133	0
Loss on disposal	(9,678)	0

Liability	(210)	(83,312)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

11.	BORROWINGS (continued)

During the six months ended June 30, 2022, the Company acquired two new debt liabilities, as follows:

(i)	Senior secured term loan

The Company and its subsidiaries entered into a US$81.3 million senior secured term loan credit facility in December 2021 (the “Term Loan”) with Perceptive Advisors, an investment manager with an expertise in healthcare. The Term Loan was drawn down in January 2022, when the necessary shareholder approvals were obtained. The 48-month term loan will mature in January 2026 and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash. The term loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. In connection with the Term Loan the Company agreed to issue warrants to Perceptive for 2.5 million of the Company’s ADSs. The per ADS exercise price of the Warrants is US$1.30. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

At the discretion of the Company, the Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term. In May 2022, the Company repaid US$34.5 million of the term loan principal and incurred an early payment penalty of approximately US$3.5 million, which has been recorded as a financial expense in the period ended June 30, 2022.

In accordance with IFRS accounting standards, the Term Loan is represented by three separate balances in the balance sheet. US$44.0 million is shown in Long Term liabilities as a senior secured term loan. At initial recognition, the balance comprised the principal loan amount of US$81.25 million less loan origination costs of US$3.6 million, less two derivative financial balances totalling US$1.7 million to give a balance of US$76.0 million. In the six-month period ended June 30, 2022 accretion interest of US$2.5 million was accrued and the repayment of US$34.5 million reduced the liability to leave a closing carrying value of US$44.0 million. The early repayment of a portion of the Term Loan necessitated an accretion interest adjustment of US$2.1 million in the six months ended June 30, 2022, recognised as a financial expense, to discount the revised expected future cash flows for the loan.

The other two balances related to the Term Loan are: a) a derivative financial asset and b) a derivative financial liability. The fair value of the derivative financial asset is estimated at US$140,000 at June 30, 2022 and represents the value to the Company of being able to repay the Term Loan early and potentially refinance at a lower interest rate. The fair value of the derivative financial liability is estimated at US$2.0 million at June 30, 2022 and represents the fair value of the warrants issued to Perceptive. The fair value remeasurement for these two derivative financial balances resulted in a financial expense of just under US$0.2m being recognised in the Income Statement.

(ii)	7-year convertible note

In May 2022, the Company announced a US$45.2 million strategic investment and partnership with MiCo Ltd (“MiCo”). MiCo, a KOSDAQ-listed and Korea-based company, is engaged in the biomedical business through its affiliate MiCo BioMed. The investment consists of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

The convertible loan note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortised cost in accordance with IFRS 9. At June 30, 2022, the carrying value of the convertible note’s debt component was US$13.4 million and accretion interest of US$120,000 has been recognised as a financial expense in the six-months ended June 30, 2022. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the Balance Sheet. There is no remeasurement of the equity element following initial recognition.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

11.	BORROWINGS (continued)

The movement in the Term Loan and the 7-year convertible notes in the six months ended June 30, 2022 is summarised as follows:

	Senior secured term loan	7-year Convertible Note
	US$000	US$000
Balance at January 1, 2022	0	0
Principal amount loaned	(81,250)	(20,000)
Loan origination costs	3,551	39
Derivative financial liability at date of issue	1,872	0
Derivative financial asset at date of issue	(202)	0
Equity component at date of issue	0	6,709
Accretion interest	(2,461)	(120)
Cash repayment of principal	34,500	0

Non-current liability at June 30, 2022	(43,990)	(13,372)

The movement in the derivative financial liability in the six months ended June 30, 2022 was as follows:

US$000
Balance at January 1, 2022	0
Derivative financial liability at date of issue of Term Loan	(1,872)
Fair value adjustments in the period	(130)

Non-current liability at June 30, 2022	(2,002)

The movement in the derivative financial asset in the six months ended June 30, 2022 was as follows:

US$000
Balance at January 1, 2022	0
Derivative financial asset at date of issue of Term Loan	202
Fair value adjustments in the period	(62)

Non-current asset at June 30, 2022	140

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

12.	SHARE CAPITAL

	Six-months ended June 30, 2022	Year ended December 31, 2021
	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares
In issue at January 1	96,162	96,162
Issued for cash (a)	47,492	-
Issued as consideration for Exchangeable Notes purchase (b)	21,332	-

At period end	164,986	96,162

	Six-months ended June 30, 2022	Year ended December 31, 2021
	ADS	ADS
In thousands of ADSs
Balance at January 1	24,041	24,041
Issued for cash	11,873	-
Issued as consideration for Exchangeable Notes purchase	5,333	-

At period end	41,247	24,041

The amounts in the tables above are inclusive of Treasury Shares. The number of Treasury Shares is as follows:

	Six-months ended June 30, 2022	Year ended December 31, 2021
	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares
Balance at January 1	12,556	12,556
Purchased during period	-	-

At period end	12,556	12,556

	Six-months ended June 30, 2022	Year ended December 31, 2021
	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs
Balance at January 1	3,139	3,139
Purchased during period	-	-

At period end	3,139	3,139

(a)
During the six-months ended June 30, 2022, the Company issued 47,492,000 ‘A’ Ordinary shares for a consideration of US$25,707,000 settled in cash. The Company incurred US$475,000 in connection with the issues of shares. The total shares issued for cash comprises 44,759,000 ‘A’ Ordinary shares issued to the MiCo Group and 2,733,328 ‘A’ Ordinary from the exercise of employee share options. For more information on the investment by the MiCo Group, refer to Note 11.

(b)
During the six-months ended June 30, 2022, the Company issued 21,332,000 ‘A’ Ordinary shares, with a market value of US$6,130,000, as consideration for the purchase of Exchangeable Notes. The Company incurred US$213,000 in connection with this issue of shares. For more information on the purchase of Exchangeable Notes, refer to Note 11.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

13.	CAPITAL MANAGEMENT

Fair Values

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:	valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

	Level 1	Level 2	Total carrying amount	Fair Value
	US$’000	US$’000	US$’000	US$’000
June 30, 2022
Loans and receivables at amortised cost
Trade receivables	12,793	-	12,793	12,793
Cash and cash equivalents	10,453	-	10,453	10,453
Finance lease receivable	200	-	200	200

	23,446	-	23,446	23,446

Liabilities at amortised cost
Exchangeable note	-	(210)	(210)	(210)
Senior secured term loan	-	(43,990)	(43,990)	(43,990)
Convertible loan note	-	(13,372)	(13,372)	(13,372)
Lease liabilities	(14,541)	-	(14,541)	(14,541)
Trade and other payables (excluding deferred income)	(11,704)	-	(11,704)	(11,704)
Provisions	(50)	-	(50)	(50)

	(26,295)	(57,572)	(83,867)	(83,867)

Fair value through profit and loss (FVPL)

Derivative financial asset – early repayment option	-	140	140	140
Derivative financial liability – warrant	-	(2,002)	(2,002)	(2,002)

	-	(1,862)	(1,862)	(1,862)

	(2,849)	(59,434)	(62,283)	(62,283)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

13.	CAPITAL MANAGEMENT (CONTINUED)

	Level 1	Level 2	Total carrying amount	Fair Value
	US$’000	US$’000	US$’000	US$’000
December 31, 2021
Loans and receivables at amortised cost
Trade receivables	13,290	-	13,290	13,290
Cash and cash equivalents	25,910	-	25,910	25,910
Finance lease receivable	293	-	293	293

	39,493	-	39,493	39,493

Liabilities at amortised cost
Exchangeable note	-	(83,312)	(83,312)	(83,312)
Lease liabilities	(15,845)	-	(15,845)	(15,845)
Trade and other payables (excluding deferred income)	(14,986)	-	(14,986)	(14,986)
Provisions	(50)	-	(50)	(50)

	(30,881)	(83,312)	(114,193)	(114,193)

	8,612	(83,312)	(74,700)	(74,700)

14.	CONTINGENCIES

(a)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at June 30, 2022. However, if the income were to become repayable, the maximum amounts repayable as at June 30, 2022 would amount to US$3,132,000 (June 30, 2021 US$3,043,000).

The Company also received funds from the U.S. government as part of its Paycheck Protection Program in 2020 and in 2021. A total of US$6,284,000 was received under this program.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

14.	CONTINGENCIES (continued)

(b)	Other Contingencies

The Group has other contingencies primarily relating to claims and legal proceedings, onerous contracts, product warranties and employee related provisions. The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed.

If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, and advice obtained from legal counsel and other third parties.

The Group expects the majority of these provisions will be utilised within one to three years of the balance sheet date; however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

15.	POST BALANCE SHEET EVENTS

Appointment of new Chief Executive Officer

Mr. Aris Kekedjian was appointed as Chief Executive Officer of Trinity Biotech plc with effect from October 3, 2022. He succeeds Mr. Ronan O’Caoimh, co-founder of Trinity Biotech, who will remain on the Trinity Biotech plc Board of Directors to advise the Company going forward. In addition, Mr Kekedjian has also assumed the role of Chairman of the Board of Directors of Trinity Biotech plc. In a three-decade career at General Electric (“GE”), Mr. Kekedjian provided leadership to diverse industrial and financial businesses, most recently as Chief Investment Officer and Global Head of Business Development of GE. His experience ranges from operating roles scaling high growth entrepreneurial platforms to restructuring GE’s portfolio of leading global businesses through M&A, partnerships and public markets. While at GE, he was actively engaged in the strategy development, portfolio evolution and venture activities at GE Healthcare, a global leader in imaging diagnostics and life sciences. Most recently, Mr. Kekedjian served as President & Chief Executive Officer at Icahn Enterprises, Senior Advisor to ECN Capital, and Independent Director of various public companies including Xerox Corporation, Finserv Acquisition Corp. and XPO Logistics, Inc.

Changes to Board of directors

On October 26, 2022, Trinity Biotech plc announced a number of Board of Directors changes with Mr. Tom Lindsay joining the Board of Directors as an independent non-executive director and both Mr. Seon Kyu Jeon and Mr. Michael Sung Soo Kim leaving the Board of Directors. Mr. Lindsay has more than 35 years of sales and marketing leadership experience in the global medical diagnostics industry and was President of Alere Inc’s (now Abbotts’s) business in Africa for many years. Most recently, Mr Lindsay has provided consultancy services to several international in vitro diagnostics businesses. He currently serves as a non-executive director for Genedrive plc, a rapid, low-cost molecular diagnostics platform for the identification and treatment of a selection of infectious diseases.

Resolutions passed at AGM

At the Annual General Meeting held on September 30, 2022, the Company’s shareholders approved the following special resolutions:

•	to alter the Memorandum of Association of the Company.
•	to adopt new Articles of Association of the Company to take account of certain changes to Irish company law resulting from the Companies Act 2014 (the "Act") and certain related developments.
•
to renew the authority for the Company and/or any of its subsidiaries to purchase the Company's own shares and American Depositary Receipts evidencing such shares ("ADRs") on NASDAQ within certain prescribed limits.

A special resolution, which sought to renew the price range at which any shares or ADRs held in treasury can be re-allotted other than on a securities exchange was not approved by the requisite majority of shareholders.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2022

15.	POST BALANCE SHEET EVENTS (continued)

An ordinary resolution was also passed to increase the Company’s authorised share capital by the creation of an additional 600,000,000 A ordinary shares of US$0.0109 each. The shareholders also voted to approve the board of directors to reappoint Grant Thornton as the Company’s statutory auditors and to fix Grant Thornton’s remuneration. Mr. Aris Kekedjian, Mr. Michael Sung Soo Kim and Mr. Seon Kyu Jeon were re-elected at the AGM as directors having retired by rotation and offering themselves for re-election. An ordinary resolution was passed to review the affairs of the Company and consider the financial statements of the Company for the year ended December 31, 2021 together with the reports of the directors and statutory auditors thereon.

16.	AUTHORISATION FOR ISSUE

These Group consolidated condensed interim financial statements were authorised for issue by the Board of Directors on November 15, 2022.